Exhibit 99.2

DEMAND NON-INTEREST BEARING PROMISSORY NOTE

US$7,229,177.10	May 27, 2009

WHEREAS,

A.

The Lender (as defined below) made non-interest bearing loans to Minera Andes S.A. (“MASA”) from time to time prior to July 28, 2005 (the “Pre-July 2005 Loans”);

B.

The Pre-July 2005 Loans were never formalized by way of promissory notes or loan agreements but are reflected in the records of the Lender and MASA;

C.

MASA has confirmed that a portion of the advances under the Pre-July 2005 Loans was used by MASA for primary production and investment in non-financial assets and the indebtedness relating to such Pre-July 2005 Loans is payable on demand by the Lender;

D.

Pursuant to the terms of the Assignment and Amending Agreement dated as of May 15, 2009 among the Lender, MASA, the Borrower (as defined below), LOS AZULES MINING INC., MIM Argentina Exploraciones S.A., and Xstrata Queensland Limited, MASA, with the consent of the Lender, assigned US$7,229,177.10  of the Pre-July 2005 Loans (the “Assumed Debt”) and the Borrower assumed such indebtedness on the same terms and conditions to which MASA was subject; and

E.

This Promissory Note is intended to evidence the Assumed Debt and set forth the terms of such indebtedness.

FOR VALUE RECEIVED, ANDES CORPORACIÓN MINERA S.A., an Argentinean corporation (the “Borrower”), hereby promises to pay ON DEMAND to or to the order of MINERA ANDES INC., an Alberta corporation (the “Lender”), the principal sum of US$7,229,177.10 , in the lawful currency of the United States, without interest.

1.

Time shall be of the essence of this Promissory Note.

2.

This Promissory Note and the rights of the Lender under this Promissory Note may be assigned by the Lender without the consent of the Borrower. Upon such assignment and once the Borrower has been notified of the assignment, the assignee shall become the “Lender” for the purposes of this Promissory Note.

3.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of Alberta.

Exhibit 99.2

4.

The Borrower irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, and any appellate court thereof, in any action or proceeding arising out of or relating to this Promissory Note, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Promissory Note shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Promissory Note against the Borrower in any jurisdiction.

5.

The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Promissory Note in any court referred to in Section 4 hereof. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

6.

This Promissory Note and all of its provisions will enure to the benefit of the Lender and its successors and assigns, and will be binding on the Borrower and its successors and permitted assigns.

7.

The Borrower hereby waives demand and presentment for payment, notice of dishonour, notice of non-payment, protest and notice of protest of this Promissory Note.

IN WITNESS WHEREOF the undersigned has executed and delivered this Promissory Note on the date first above written.

ANDES CORPORACIÓN MINERA S.A.,

by its authorized signatory(ies):

(Signed) “Jorge Vargas Gei”

______________________________________

Name:

Jorge Vargas Gei

Title:

Presidente

______________________________________

Name:

Title: